SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            American Ammunition Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   023826 10 0
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                                 (CUSIP Number)

                            American Ammunition, Inc.
                               3545 NW 71st Street
                                 Miami, FL 33147
                          Phone Number: (305) 835-7400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 3, 2007
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [_].

         NOTE:  Schedules  filed in paper format shall include a signed original
and  five  copies  of  the  schedule,   including  all  exhibits.   See  Section
240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.  023826 10 0
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1)   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                  Maria A. Fernandez

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) Not Applicable
     (b) [X]
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3)   SEC Use Only

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4)   Sources of Funds (See Instructions):    Not Applicable

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                  Not Applicable

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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of              (7)   Sole Voting Power:                  4,013,000
Shares Bene-
ficially               (8)   Shared Voting Power                      -0-
Owned by
Each Report-           (9)   Sole Dispositive Power:             4,013,000
ing Person
With                   (10)  Shared Dispositive Power                 -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

             4,013,000

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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)     Not Applicable

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

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13)  Percent  of Class  Represented  by  Amount  in Row  (11):

                8.29%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN

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Item 1.   Security and Issuer

            American Ammunition Inc.

Item 2.   Identity and Background

(a)  Name - Maria A. Fernandez

(b)  Residence or business address - 3545 N.W. 71 Street Miami, Florida 33147

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted - Director of Issuer

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case - During the last five years, Ms. Fernandez has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order - During the last five years Ms. Fernandez has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

(f)  Citizenship - United States


Item 3.   Source and Amount of Funds or Other Consideration

     4,000,000 shares of the Issuer's common stock were issued to Maria A. Fernandez in exchange for services rendered to the Issuer.

Item 4.   Purpose of Transaction

     Compensation for Services


Item 5.   Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 - 4,013,000 - 8.29%

(b)  4,013,000

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of
     Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a). Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

     On October 3, 2007 the Board of Directors of the Issuer approved the issuance of 4,000,000 shares of its restricted common stock to Maria A. Fernandez who is a director of the Issuer in exchange for services rendered to the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Not Applicable

Item 7.   Material to be Filed as Exhibits.

     Not Applicable



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 16, 2007
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Date

/s/ Maria A. Fernandez
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Signature

Maria A. Fernandez, Director
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Name/Title